PWRW&G
                                                                  Draft  2/13/01



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                              JPS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)



                                    46624E405
                                    ---------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 948774104                 SCHEDULE 13G                     Page 2 of 7
          --------

- --------------------------------------------------------------------------------

1.       Name of Reporting Person           JWA Investments, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
- --------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]
- --------------------------------------------------------------------------------

3.       S.E.C. Use Only
- --------------------------------------------------------------------------------

4.       Citizenship or Place of Organization      Delaware
- --------------------------------------------------------------------------------

Number of Shares     (5)      Sole Voting Power            991,029
Beneficially         (6)      Shared Voting Power          0
Owned by Each        (7)      Sole Dispositive Power       991,029
Reporting Person     (8)      Shared Dispositive Power     0
- --------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  991,029
- --------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                               ______
- --------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      10.8%
- --------------------------------------------------------------------------------

12.      Type of Reporting Person                             PN
- --------------------------------------------------------------------------------

CUSIP NO. 948774104                 SCHEDULE 13G                     Page 3 of 7
          --------

- --------------------------------------------------------------------------------

1.       Name of Reporting Person           JWA Investments Corp.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
- --------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]
- --------------------------------------------------------------------------------

3.       S.E.C. Use Only
- --------------------------------------------------------------------------------

4.       Citizenship or Place of Organization      Delaware
- --------------------------------------------------------------------------------

Number of Shares     (5)      Sole Voting Power            991,029
Beneficially         (6)      Shared Voting Power          0
Owned by Each        (7)      Sole Dispositive Power       991,029
Reporting Person     (8)      Shared Dispositive Power     0
- --------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  991,029
- --------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                               ______
- --------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      10.8%
- --------------------------------------------------------------------------------

12.      Type of Reporting Person                             CO
- --------------------------------------------------------------------------------

CUSIP NO. 948774104                 SCHEDULE 13G                     Page 4 of 7
          --------

- --------------------------------------------------------------------------------

1.       Name of Reporting Person           John W. Adams
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
- --------------------------------------------------------------------------------

2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]
- --------------------------------------------------------------------------------

3.       S.E.C. Use Only
- --------------------------------------------------------------------------------

4.       Citizenship or Place of Organization      United States
- --------------------------------------------------------------------------------

Number of Shares     (5)      Sole Voting Power            991,029
Beneficially         (6)      Shared Voting Power          0
Owned by Each        (7)      Sole Dispositive Power       991,029
Reporting Person     (8)      Shared Dispositive Power     0
- --------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  991,029
- --------------------------------------------------------------------------------

10.      Check if the Aggregate Amount in Row (9) Excludes Certain

         Shares                                               ______
- --------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9      10.8%
- --------------------------------------------------------------------------------

12.      Type of Reporting Person                             IN
- --------------------------------------------------------------------------------

CUSIP NO. 948774104               SCHEDULE 13G                       Page 5 of 7
          --------


                                  SCHEDULE 13G

                  This Schedule 13G is filed by the undersigned with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of JPS Industries, Inc. (the "Company").


Item 1.             (a)      NAME OF ISSUER

                    JPS Industries, Inc.

                    (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                    555 North Pleasantburg Drive, Suite 202
                    Greenville, South Carolina 29607

Item 2.             (a)      NAMES OF PERSONS FILING

                    JWA Investments, L.P. ("JWA")
                    JWA Investments Corp. ("JWA General Partner")
                    John W. Adams ("Adams" and, together with JWA and JWA General Partner, the "Reporting Persons")

                    (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                    885 Third Avenue
                    34th Floor
                    New York, NY 10022

                    (c)      CITIZENSHIP

                    JWA                 -- Delaware
                    JWA General Partner -- Delaware
                    Adams               -- United States

                    (d)      TITLE OF CLASS OF SECURITIES

                    Common Stock, par value $.01 per share (the "Shares")

                    (e)      CUSIP NUMBER

                    46624E405

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b).

Item 4. JWA beneficially owns an aggregate of 991,029 shares of Common Stock which represents approximately 10.8% of the issued and

CUSIP NO. 948774104                 SCHEDULE 13G                     Page 6 of 7
          --------


                    outstanding shares of Common Stock. JWA has the sole power to vote or direct the vote of 991,029 shares of Common Stock and the sole power to dispose or to direct the disposition of 991,029 shares of Common Stock.

                    JWA General Partner is the general partner of JWA. As the general partner of JWA, JWA General Partner beneficially owns an aggregate of 991,029 shares of Common Stock, which represents approximately 10.8% of the issued and outstanding shares of Common Stock. As the general partner of JWA, JWA General Partner has the sole power to vote or to direct the vote of 991,029 shares of Common Stock and the sole power to dispose or to direct the disposition of 991,029 shares of Common Stock.

                    Adams is the sole shareholder of JWA General Partner and may be deemed to beneficially own an aggregate of 991,029 shares of Common Stock which represents approximately 10.8% of the issued and outstanding shares of Common Stock. Adams may be deemed to have the sole power to vote or direct the vote of 991,029 shares of Common Stock and the sole power to dispose or to direct the disposition of 991,029 shares of Common Stock.

Item 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    Not applicable.

Item 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                    ANOTHER PERSON

                    Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not applicable.

Item 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    See Item 4.

Item 9.             NOTICE OF DISSOLUTION OF GROUP

                    Not applicable.

Item 10.            CERTIFICATION

                    Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 948774104                SCHEDULE 13G                      Page 7 of 7
          --------



                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2001

                                             JWA INVESTMENTS, L.P.


                                             By:  JWA Investments Corp.
                                                  its general partner


                                                  By:   /s/ John W. Adams
                                                      --------------------------
                                                      Name:  John W. Adams
                                                      Title: President



                                             JWA INVESTMENTS CORP.


                                             By:   /s/ John W. Adams
                                                   -----------------------------
                                                   Name:  John W. Adams
                                                   Title: President



                                               /s/ John W. Adams
                                             -----------------------------------
                                             John W. Adams